INVEST IN **BIG IDEA!**

Transforming Ideas into Digital Assets: The Future of Intellectual Property


Big Idea, Inc.
Unleash the Power of Ideas

bigideaplatform.com Philadelphia PA

LEAD INVESTOR

Werner Lehfellner

Big Idea is developing a unique technology that allows individuals and businesses to manage, protect, collaborate and monetize their intellectual property. And by using blockchain technology they are creating a space that provides creators with transparency and allows them to build trust regarding the management of their intellectual property. Many creators are often constrained in their ability to collaborate or discuss their ideas with third parties, may that be, for instance, for lack of access to parties that may be interested in their ideas or fear or legal missteps. Big Idea solves this problem by allowing a creator to collaborate, co-create ideas and manage ownership safely. Another service that Big Idea brings to the table are an array of monetization options for creators. Under the platform a creator can license, sell, explore crowdfunding, or create alternative revenue streams that fit their needs. Generally, Big Idea has a vision that is committed to innovation, collaboration and the belief that ideas can be shared in a safe and efficient manner with the use of emerging technologies such as blockchain, AI and IoT. It's an intriguing vision led by focused and talented co-founders.

Invested $2,000 this round

Featured Investors

Werner Lehfellner

Syndicate Lead

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Big Idea is developing a unique technology that allows individuals and businesses to manage, protect, collaborate and monetize their intellectual property. And by using blockchain technology they are creating a space that provides creators with transparency and allows them to build trust regarding the management of their intellectual property. Many creators are often constrained in their ability to collaborate or discuss their ideas with third parties, may that be, for instance, for lack of access to parties that may be interested in their ideas or fear or legal missteps. Big Idea

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Invested $2,000 this round

Highlights

1. Ultimate platform for registering your ideas and innovations.
2. The first step to protecting your ideas.
3. High demand from innovators, inventors, creators and entrepreneurs.
4. Our leadership team has a clear vision for the future of idea protection and monetization.
5. Our early entry into the market gives us a head start over potential competitors.
6. Revolutionary use of blockchain technology and smart contracts to protect intellectual property.
7. A low cost, easy to use platform that accessible to anyone, anywhere.

Our Team



Nathan Hecker CEO & Co-Founder

Nate has designed, architected, and developed multiple products and enterprise systems for various technology companies that continue to serve major health systems, public health departments, and national payers across the USA.



Jarid Arnold COO & Co-Founder

Jarid is a seasoned technology expert with a passion for innovation and problem-solving. With over a decade of experience in the technology industry, he has honed his skills in customer experience, product design, and web3 technology.

Letter to Investors

Investors,

Are you ready to join us on an exciting journey to revolutionize the way ideas are protected and monetized? We at Big Idea offer a secure and intuitive platform that enables idea conceivers to unleash the full potential of their concepts and collaborate with like-minded individuals in a seamless manner. We provide a comprehensive platform for idea registration and intellectual property management. Our cutting-edge technology offers multiple channels for our users, making it easier for them to connect with investors, partners, and customers. Through the power of blockchain technology, individuals and businesses are able to register their ideas and turning them into a digital asset, offering a secure and tamper-proof record of ownership and value.

We anticipate exceptional growth with a growing interest from innovators, entrepreneurs, thought leaders, chefs, researchers, designers, and creators who are seeking a more effective solution to safeguard their ideas. Our team comprises of highly proficient professionals with expertise in blockchain technology, intellectual property law, security & compliance, and business development.

Our vision is to create a world where innovators, creative thinkers, and companies are no longer subject to arbitration without protection. Our platform offers the necessary tools to provide proof of ownership and safeguard an individual's or entity's intellectual property. Through this protection, we believe we can unleash a new wave of original and creative thought that benefits everyone, a shared passion for economic growth through revolutionary technology and innovation.

So why should you invest? Because our platform is the future of securing and assigning value to intellectual property, and we are uniquely positioned to capture a significant market share in this space. Our dedicated and experienced team is passionate about creating a better and more modern world for innovators, and we are fully committed to delivering strong returns to our investors.

Join us in this exciting endeavor to revolutionize the way ideas are safeguarded and monetized. Invest now and help unleash the full potential of ideas.

Thank you,

Nate Hecker, CEO & Co-Founder

Big Idea Whitepaper: IDEAs - Unleashing the Power of Intellectual Digital Assets

Big Idea Whitepaper: Concept to Coin (External Link)


BIG IDEA!
Unleashing the Power of Ideas

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BIGIDEAPLATFORM.COM

MISSION

Our mission is to cultivate a dynamic ecosystem of visionaries and imaginative minds, dedicated to fostering, safeguarding, exchanging, and promoting innovative IDEAs.

VISION

To revolutionize the way intellectual property is managed, protected, and leveraged in the digital era, creating a global ecosystem where IDEAs and innovations thrive.

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BIGIDEAPLATFORM.COM

The Evolution of the Internet

Web 2.0 allowed users to read and write content on the internet but lacked ownership. Web 3.0 adds ownership to this equation. Big Idea bridges the gap by enabling users to read, write, and register their digital assets, providing true ownership and security.



Web 1.0
Read Only
Web 2.0
Read and Write
Web 3.0
Read, Write, and Own
Web 2.5
Read, Write, and Register
BIG IDEA!

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Introduction to Trade Concepts

https://bigideaplatform.medium.com/concept-to-coin-a-new-era-of-intellectual-property-protection-e51cad41db7e



Intellectual Property
Patents
Copyrights
Trademarks
VAUGE OR NON-EXISTENCE IP PROTECTION
Trade Secrets
MORE PROTECTION
LESS PROTECTION
PRIVATE
PUBLIC

"Trade Concepts"

A potential new type of Intellectual Property

The digitization of ideas is the process of electronically recording and protecting ideas or innovations. It is a method to convert abstract thoughts into concrete, digital files. One method to achieve this could be entering all of this information into files on a computer, hashing them, and then registering that hash on a public blockchain. Another method could be utilizing a trusted third party to store all of the files and information pertaining to the idea. Digitization of an idea allows the conceiver to have proof of ownership they can use as evidence in any legal action.

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Where We Fit in the Tokenized (NFT) Eco System



THE FUTURE OF NFTs & TOKENIZED ASSETS
They will act as a container for data
Access & Experiential
Membership, Account Credentials, Ticketing
ART
Profile Pictures, Digital Fine Art
Utility & Loyalty
Digital Identity
Ownership & Goveranec
Fractional Real Estate, DAOs, Vehicle Titles, Music Rights
Collectibles
Virtual Real Estate & Items
Gaming
Physical x Digital Offerings
INTELLECTUAL DIGITAL ASSETS (IDEAs)
Ideas, Concepts, Trade Secrets, & Intellectual Property

IDEAs

IDEAs, or Intellectual Digital Assets, represent intangible creations and innovations that are stored, managed, and transacted in a digital format. They can encompass a wide range of intellectual property, including patents, copyrights, trademarks, trade secrets, and more. IDEAs are the digital counterparts to traditional intellectual property, with the added benefits of accessibility, traceability, and security.

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What BIG IDEA brings to you...

SOLVING PROBLEMS AT EVERY STAGE OF A COMPANY

A B2B SAAS Platform that scales with a company and solves IP challenges as they grow.


Enterprise
Medium Sized Business
Small Business
Start Up
GROWTH
BUSINESS NEED
Intellectual Capital
IP Portfolio Growth
Innovation Culture
Idea Discovery
IP Transfer
IP Portfolio Management
IP Strategy
Invention Disclosure
Licensing Strategy
Brand Protection
NDA Management
IP Valuation
IP Management
Legal Disputes
Trade Secret Risks
Patent Strategy
Idea Theft
Idea Crowdsourcing
Idea Protection
Idea Incubation
Idea Collaboration
Idea Evaluation
Idea Monetization
GROWTH PHASE
MANGEMENT PHASE
PROTECTION PHASE
IDEA PHASE

What BIG IDEA brings to you...

PLATFORM FEATURES

Idea/IP Registration
Users can register their ideas and intellectual property in a secure and reliable manner.

Marketplace
Users can sell or license their ideas to interested buyers or investors.

Idea Pipeline (News Feed)
Users can subscribe to categories, follow users, and stay up to date with ideas they are interested in.

Portfolio Management
A portfolio management system that allows users to track their ideas, progress, and potential opportunities.

Analytics and Reporting
Advanced analytics and reporting tools that provide insights into user activity, idea performance, and market trends.

Collaboration
Users can connect with other users, share their ideas, and build a community.

What BIG IDEA brings to you...

CORE TECHNOLOGIES USED

Big Idea, Inc. has filed four provisional patents, covering our innovative approach to registering ideas & IP.

Encryption (SHA256)
All IP is hashed and encrypted, protecting the user from any incidental public disclosures.

Quantum Ledgers (QLDBs) & Hyper Ledgers
Big Idea offers a transparent, quantum ledger platform that provides an immutable record of ownership and attribution. It ensures the protection of ideas and gives users peace of mind.

Non Disclosure Agreements (NDAs)
Users have the ability to add layers of protection when sharing their ideas or concepts through the use of electronic non-Disclosure Agreements.

Validated Users (KYC)
No Bots, No Trolls, Users are fully accountable for all action on the platform

What BIG IDEA brings to you...

PLATFORM BENEFITS

Low Costs
Big Idea provides a more cost-effective method for protecting intellectual property.

Privacy & Security
Big Idea gives the users control of their ideas and concepts. The users choose who to share their ideas with while simultaneously protecting them with the use of e-NDAs.

Community
Big Idea offers a new way for users to share, follow, collaborate and monetize their ideas by registering them as NFTs, which can be bought and sold on the platform's marketplace.

Transparency
Big Idea offers a transparent, quantum ledger platform that provides an immutable record of ownership and attribution, ensuring that ideas are protected, giving users the peace of mind they deserve.

Beta Version Complete!

Demonstrations Available







2023 and Beyond

In Progress

Completed

Q1 '23	Q2 '23	Q3 '23	Q4 '23	Q1 '24	Q2 '24
• Incorporated • Completed Incubator • Selected Development and Platform Partner • Began MVP Development	• Completed POC • Built Investor Pitch • Launched Community / Pre-Seed Launch • Competed 1st Whitepaper	• Complete Phase 2 Development • Complete Backend Development • Form Advisor Board • Finalize Revenue / Pricing Model • Complete 2nd Whitepaper • File Provisionary Patents	• Complete Family and Friends Round • Complete Phase 3 Development • Complete Legal Review & Requirements • Complete Security Assessment • Onboard Beta Users	• Mobile App Development • Launch Marketing Strategy • Onboard First 100 Users • Launch Customer Support	• Launch Mobile App • Onboard First 500 Users • Release Enterprise Dedicated Instances
Milestone 1	Milestone 2	Milestone 3	Milestone 4	Milestone 5	Milestone 6

[illegible] Stage — Incorporation Stage — Start Up Stage — Growth Stage

Business Model

Multiple Revenue Streams



Registration Add-ons
Marketplace Fees
Annual Subscriptions
Partner Network
Revenue

Plan Type	Individual	Startup	SMB	Enterprise
Price/Year	$XXX	$XXX	$XXXX	$XXXXX
Number of Creators	1	3	5	100
Full Features to the Platform	X	X	X	X
Dedicated Instance	-	-	-	X
Additional Cost per Creator	-	100%	85%	75%

Pricing strategy

Subscription revenue, one-time registration, transaction fees

Market Opportunity

- The market for intellectual property protection and monetization is vast and rapidly expanding, presenting a significant opportunity for Big Idea.
- By addressing the pain points and challenges faced by innovators, Big Idea is poised to capture a substantial share of this lucrative market.
- $1.2 trillion: Estimated value of global intellectual property assets in 2021 (Source: World Intellectual Property Organization)
- 8% annual growth rate: Projected growth rate of the global intellectual property market from 2021 to 2026 (Source: Market Research Future).
- 70% of businesses' value: Approximate value attributed to intangible assets, including intellectual property, in leading companies (Source: Deloitte).

Market Segmentation

- Big Idea's target market includes individual inventors, creative professionals, startups, small and medium-sized enterprises (SMEs), and larger enterprises across various industries.
- Key industries of focus include technology, healthcare, manufacturing, entertainment, and consumer goods.

Advantages over Competitors

- Advanced technology leveraging Quantum Ledger Databases and Hyper Ledgers.
- User-centric design and ease of use.
- Comprehensive features covering IDEA registration, management, marketplace, collaboration, and analytics.
- Integration with trusted identity verification providers.
- Unique value proposition of tokenization for intellectual property monetization.



Target Audience Overview

1. **Individual Innovators:**
   a. Targeting aspiring inventors, creators, and innovators who have unique ideas and concepts they want to protect and monetize.
      i. Use Case: Individuals can register their original ideas on Big Idea, establishing ownership and preventing unauthorized use or misappropriation. They can also explore opportunities to monetize their ideas through licensing or selling on the platform.
2. **Startups and Small Businesses:**
   a. Targeting startups and small businesses that rely on intellectual property for their competitive advantage.
      i. Use Case: Startups and small businesses can leverage Big Idea to protect their inventions, trademarks, and trade secrets, giving them a competitive edge. They can collaborate with potential investors, partners, or buyers through the platform to unlock new opportunities.
3. **Enterprises and Corporations:**
   a. Targeting larger enterprises and corporations with extensive intellectual property portfolios.
      i. Use Case: Enterprises can utilize Big Idea as a centralized platform to manage and protect their intellectual property assets. They can streamline internal processes, facilitate collaboration among teams, and explore licensing or joint ventures with other organizations.
4. **Inventors and Research Institutions:**
   a. Targeting inventors, researchers, and academic institutions involved in cutting-edge research and development.
      i. Use Case: Inventors and research institutions can register their groundbreaking ideas and discoveries on Big Idea, preserving a timestamped record of their intellectual property. This can support their patent application process and facilitate collaborations with industry partners.

5. **Creative Professionals and Artists:**
    a. Targeting creative professionals, artists, and content creators who want to protect their original work.
        i. Use Case: Creative professionals can leverage Big Idea to safeguard their artwork, designs, music, or written content by registering them as intellectual property. This establishes proof of ownership and provides opportunities for licensing or monetization.

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Additional Information

Introduction Video:
https://www.youtube.com/watch?v=1U42kECfmYo

Whitepaper One:
IDEAs: Unleashing the Power of Intellectual Digital Assets
https://bigideaplatform.medium.com/ideas-unleashing-the-power-of-intellectual-digital-assets-61ffb864ef89

Whitepaper Two:
Concept to Coin: A New Era of Intellectual Property Protection
https://bigideaplatform.medium.com/concept-to-coin-a-new-era-of-intellectual-property-protection-e61cad41db7e

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BIG IDEA!

THANK YOU

inquiry@bigideaplatform.com

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